Exhibit 10.11
Summary of Director Compensation

Annual Retainers:
Director	$25,000
In lieu of per meeting fees of the Board and Committees of the Board	$25,000
Lead Director	$10,000
Audit Committee — Chair	$10,000
Compensation Committee — Chair	$10,000